Yolanda Crittendon

Division of Corporate Finance

Mail Stop 3010

United States Securities and Exchange Commission

Washington, D.C. 20549

November 30, 2009

Re:	International Assets Holding Corporation, File No. 000-23554
Form 8-K, Item 4.01, filed on November 19, 2009

Dear Ms Crittendon

We are writing in response to your letter to our Mr. Sean M. O’Connor, dated November 19, 2009 but received by fax today, regarding the Form 8-K referred to above.

We acknowledge the obligation of International Assets Holding Corporation (“the Company”) to file the Form 8-K amendment to which you refer in your letter, including another letter from Rothstein Kass & Company, P.C., once Rothstein Kass has completed all audit related work with respect to their engagement.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Sincerely,

Brian Sephton Chief Legal and Governance Officer

International Assets Holding Corporation

www.intlassets.com

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